FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

March 31, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is March 31, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the closing of the $6.0 million brokered private placement and the appointment of Steve Stakiw as Manager of Investor Relations and Corporate Communications.

Item 5.	Full Description of Material Change

The Issuer reports that it has closed its previously announced private placement financing through the issuance of 12,000,000 units (the "Units"), including 2,000,000 Units issued upon exercise of an over-allotment option, at a price of $0.50 per Unit for total gross proceeds to the Issuer of $6,000,000 (the "Offering"). Each Unit is comprised of one common share of the Issuer and one-half of one common share purchase warrant, each whole warrant entitling the holder to purchase one common share of the Issuer at a price of $0.65 per share until March 31, 2011.

The Offering was completed by Canaccord Capital Corporation (the "Agent"). In connection with the Offering, the Agent received a cash commission equal to 7% of the total gross proceeds raised in the Offering and an aggregate of 1,200,000 agent's warrants, each of which is exercisable to purchase one common share of Dorato at a price of $0.70 per share until March 31, 2011.  In addition, the Agent received a corporate finance fee.

The securities issued pursuant to the Offering are subject to a hold period that will expire on August 1, 2009.  The Offering remains subject to the final approval of the TSX Venture Exchange.

The funds raised from the Offering will, once all applicable permits and authorizations are obtained, be used for exploration on the Cordillera Del Condor Property and for general working capital purposes.

Dorato Management Change

The Issuer also reports the appointment of Mr. Steve Stakiw to the position of Manager – Corporate Communications and Investor Relations.  Mr. Stakiw is a geologist with 20 years of mineral industry, research and finance market experience, most recently serving as Western Editor of The Northern Miner publication.  Mr. Stakiw will oversee development of the Issuer's comprehensive investor communications program and will focus on increasing the Issuer's exposure in the financial community.  Mr. Stakiw replaces Mr. Quentin Mai who has resigned from the position.  The board of directors would like to thank Mr. Mai for his valuable contribution over the past year.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO

Business Telephone No.:  (604) 638-5817

Item 9.	Date of Report

March 31, 2009